UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
March 29, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date March 29, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso shares subscribed with 2003A stock options
(Helsinki, Finland, March 29, 2007) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
A total of 35,000 shares in Metso Corporation have been subscribed for with the 2003A stock options during a period of February 8 – March 15, 2007. The nominal value of one share is EUR 1.70. As a result of share subscriptions, the increase in the share capital, EUR 59,500.00 has been entered into the Trade Register on March 29, 2007. After this increase, the company’s share capital is EUR 240,982,843.80 and the total number of shares is 141,754,614.
Dividend rights of the new shares and other shareholder rights shall commence from the registration date March 29, 2007.
The shares have been applied for listing on the Helsinki Stock Exchange together with the old shares as of March 30, 2007.
Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its 25,500 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Aleksanteri Lebedeff, Senior Vice President, General Counsel, Metso Corporation,
tel. +358 204 84 3240
Further information for investors, please contact:
Aleksanteri Lebedeff, Senior Vice President, General Counsel, Metso Corporation,
tel. +358 204 84 3240
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.